UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________to ______________________
Commission file number 0-1402
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Lincoln Electric Company Employee Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lincoln Electric Holdings, Inc. 22801 St. Clair Avenue Cleveland, Ohio 44117-1199

Financial Statements and Schedule

The Lincoln Electric Company Employee Savings Plan
December 31, 2005 and 2004
Plan Sponsor and Administrator
The Lincoln Electric Company
Cleveland, Ohio 44117
(216) 481-8100
Employer Identification Number: 34-0359955

Report of Independent Registered Public Accounting Firm
Plan Administrator
The Lincoln Electric Company
    Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio
June 20, 2006

The Lincoln Electric Company
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash (non-interest bearing)	$7,132	$921,428
Investments, at fair value	184,353,060	159,776,384
Receivables:
Participant contributions receivable	126,151	126,159
Employer contributions receivable	483,090	395,778
Investment income receivable	226,930	211,968
Other receivables	279,142	701,488

	1,115,313	1,435,393

Total assets	185,475,505	162,133,205
Liabilities
Other payables	549,464	209,255

Net assets available for benefits	$184,926,041	$161,923,950

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions
Interest and dividends	$5,095,991
Contributions:
Participants	10,167,746
Employer	3,978,546
Net appreciation in fair value of investments	11,664,702

Total additions	30,906,985
Deductions
Benefits paid directly to participants	7,904,894

Net increase	23,002,091
Net assets available for benefits at beginning of year	161,923,950

Net assets available for benefits at end of year	$184,926,041

See notes to these financial statements.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (the Company), as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Vesting
Participant Contributions
Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($14,000 for 2005 and $13,000 for 2004). Participants are immediately vested in their contributions plus actual earnings thereon. Participants have the right to direct Fidelity Management Trust Company (the Trustee) to invest contributions in any one fund or in a combination of funds in 1% increments.
Company Match
The Company contributes 35% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions are made monthly and are 100% vested after an employee has attained three years of service. The Company match is discretionary and can be suspended or terminated at any time. The amount of the Company match was $2,255,138 and $2,078,152 for 2005 and 2004, respectively. Company match contributions are invested in the same manner as participant contributions.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
FSP Program
The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service. In 2006, the board of directors of Lincoln Electric Holdings, Inc. authorized the Company to amend the Plan to offer employees enhanced FSP benefits (FSP Plus). This amendment is expected to be adopted prior to July 16, 2006. Eligible employees hired on or after January 1, 2006 will receive FSP Plus benefits under the Plan, but will not be eligible to participate in the Company’s defined benefit plan. Those eligible employees hired prior to January 1, 2006 can choose to remain under the Company’s existing retirement programs, which includes both benefits under the Plan and the Company’s defined benefit plan. Alternatively, these employees can make an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan. The Company will begin making contributions to the FSP Plus program to eligible employees beginning after July 16, 2006 as follows:

FSP Plus Company
Years of	Contribution
Service	(% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%
The amount of the FSP contribution was $1,723,408 and $1,539,713 for 2005 and 2004, respectively. FSP contributions are invested in the same manner as participant contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP contributions. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin no later than April 1 of the calendar year following the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive the portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares of Company stock with any fractional shares of Company stock in cash.
Plan Termination
The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The common shares of the Company are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
All costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2005 and 2004.
3. Investments
During 2005, the Plan’s investments (including investments purchased, sold, as well as, held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Appreciation in Fair Value
of Investments
Units of registered investment companies	$5,460,429
Lincoln Electric Holdings, Inc. Common Shares	6,204,273

$11,664,702

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005	2004
Lincoln Electric Holdings, Inc. Common Shares	$45,775,493	$39,462,952
Fidelity Managed Income Portfolio	19,514,131	18,400,014
Fidelity Blue Chip Growth Fund	18,424,511	18,300,458
Dodge & Cox Balanced Fund	18,094,148	15,253,358
Fidelity Diversified International Fund	16,129,636	12,971,442
Spartan US Equity Index Fund	13,523,837	13,371,130
Neuberger-Berman Genesis Trust Fund	11,911,215	8,351,799
Artisan Mid Cap Fund	10,826,302	10,747,646
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.
At December 31, 2005, the Plan held 1,154,198 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $45,775,493. For the year ended December 31, 2005, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $855,890. At December 31, 2004, the Plan held 1,142,529 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $39,462,952.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
6. Difference between Financial Statements and Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per financial statements	$184,926,041	$161,923,950
Less:
Deemed distributions of participant loans with no post-default payments	(44,136)	(70,700)

Net assets available for benefits per the Form 5500	$184,881,905	$161,853,250

The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Lincoln Electric Company
Employee Savings Plan
EIN: 34-0359955                    Plan Number: 005
Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of
	Investment
	Including Maturity
	Date, Rate of
Identity of Issue, Borrower,	Interest, Par or	Current
Lessor, or Similar Party	Maturity Value	Value
Cash, interest bearing		$1,945,603
Common/Collective Trust:
Fidelity Managed Income Portfolio*	19,514,131 units	19,514,131
Units of registered investment companies:
Fidelity Blue Chip Growth Fund*	426,889 units	18,424,511
Fidelity Diversified International Fund*	495,686 units	16,129,636
Spartan US Equity Index Fund	306,246 units	13,523,837
Dodge & Cox Balanced Fund	222,451 units	18,094,148
Artisan Mid Cap Fund	350,139 units	10,826,302
Neuberger-Berman Genesis Trust Fund	245,339 units	11,911,215
Pimco Total Return Fund	485,274 units	5,095,373
American Washington Mutual Investors Fund	164,724 units	5,080,082
American EuroPacific Growth Fund	153,341 units	6,302,327
Janus Mid Cap Value Fund	252,022 units	5,625,140
Northern Select Equity Fund	12,235 units	237,352

		111,249,923
Common stock:
Lincoln Electric Holdings, Inc.*	1,154,198 common shares	45,775,493
Participants loans*	4.25% to 10.5% various maturities	5,823,774

		$184,308,924

*Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company Employee Savings Plan

By:	The Lincoln Electric Company, Plan Administrator

By:	/s/ Vincent K. Petrella

Vincent K. Petrella, Senior Vice President, Chief Financial Officer and Treasurer Date: June 22, 2006